April 14, 2020

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On January 29, 2020, Northern Lights Fund Trust (the “Trust” or the “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of PFG American Funds Growth Strategy Fund, PFG American Funds Conservative Income Strategy Fund, PFG BR Equity Strategy Fund, PFG Sector Equity Business Cycle Strategy Fund, PFG Equity Index Focused Strategy Fund, and PFG Tactical Income Strategy Fund (each a “Fund”, and collectively, the “Funds”). In a telephone conversation on March 17, you provided comments to the Registration Statement and Thompson Hine LLP (“Thompson Hine”). Below, please find a summary of those comments and the Registrant’s response.

Cover

1.	Comment: Please revise the cover of the prospectus and SAI to include all of the required ticker symbols.

Response: The Registrant confirms that it will include all of the ticker symbols before the Funds’ registration statement is effective.

2.	Comment: Please revise the Rule 30e-3 legend to comply with Rule 30e-3 of the 1940 Act.

Response: You may elect to receive all future reports in paper free of charge. You can inform the Fund or your financial intermediary that you wish to continue receiving paper copies of your shareholder reports by calling 1-888-451-TPFG. Your election to receive reports in paper will apply to all funds held with the fund complex.

PFG American Funds Growth Strategy Fund

3.	Comment: Please provide additional disclosure about the Fund’s allocation in the underlying fund and the assets that the underlying fund’s invests.

Response: The disclosure has been revised (added text is underlined and deleted text is struck):

The Fund seeks to achieve its investment objective by investing at least 80% of its net assets, plus any amounts for borrowing, in shares of mutual funds that are managed by Capital Research and Management (“Capital Research”), under normal circumstances ~~that are part of the American Funds® complex of mutual funds~~ (“American Underlying Funds”).

In selecting American Underlying Funds to purchase or sell, on behalf of the Fund, Pacific Financial Group, LLC (the “Adviser”) utilizes information provided by Capital Research ~~and Management Company (“Capital Research”)~~, the investment adviser to the American Underlying Funds. The information provided includes data and analysis about the American Underlying Funds and the methodology used in selecting securities for the American Underlying Funds.

The Fund pursues a strategy of long-term growth, by investing in American Underlying Funds that invest primarily in U.S. equity securities of any market capitalization. The Fund also invests in American Underlying Funds that invest in both U.S. and foreign equity securities. ~~including emerging market equity securities. The Fund considers emerging market countries to be those represented in the MSCI Emerging Markets Index.~~

Under normal market circumstances, the Fund invests approximately 50% of its assets in American Underlying Funds that invest solely in U.S. equity securities, with a focus on companies with sound fundamentals, indicative of long-term growth, as well as in potential turnaround situations. The balance of Fund assets will typically be invested in American Underlying Funds that focus on both U.S. and foreign equities, ~~including emerging market equity securities,~~ which appear to be undervalued or overlooked, with the potential for long term growth, along with a portion of investments in smaller cap stocks that are expected to grow.

4.	Comment: Please revise the Fund’s risk disclosures to include medium and large capitalization risks.

Response: The following disclosures have been added:

Medium Capitalization Stock Risk. The Fund’s investments in the American Underlying Funds may expose the Fund to risks involved in investing in medium capitalization companies. The earnings and prospects of medium sized companies are more volatile than larger companies and may experience higher failure rates than larger companies. Medium sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures and may have limited markets, product lines, or financial resources and lack management experience.

Large Capitalization Stock Risk. The Fund’s investments in the American Underlying Funds may expose the Fund to risks involved in investing in large capitalization companies. Large-capitalization companies may be less able than smaller capitalization companies to adapt to changing market conditions. Large-capitalization companies may be more mature and subject to more limited growth potential compared with smaller capitalization companies. During different market cycles, the performance of large capitalization companies has trailed the overall performance of the broader securities markets.

5.	Comment: Please reconcile the disclosure “The Fund … without regard to style or sector exposure.” with the Fund’s Sector Risk disclosure that states, “The Fund may focus its investments in securities of a particular sector”.

Response: The investment strategy disclosure has been revised as follows:

The Fund pursues a strategy of long-term growth, by investing in American Underlying Funds that invest primarily in U.S. equity securities of any market capitalization.~~, without regard any particular style or sector exposure.~~

6.	Comment: With respect to the Adviser’s proprietary investment analysis, please disclose whether the Adviser utilizes its proprietary investment analysis to select individual securities and/or underlying funds.

Response: The Registrant declines to revise the current disclosure because the current disclosure states that the Adviser’s proprietary investment analysis is used to select each Fund’s Underlying Funds.

7.	Comment: With regard to the disclosure, “the Adviser seeks to integrate the optimal elements of each method into a “Rational” decision-making model.” – please revise to provide a plain-english definition and describe the optimal elements of each method.

Response: The disclosure has been added:

“Rational Analysis” is the Adviser’s proprietary investment research process whereby the Adviser integrates the optimal elements of Fundamental Analysis, Technical Analysis and Quantitative Analysis into a “Rational” decision-making model, in selecting securities for the Fund.

•Technical Analysis is a method of evaluating securities by analyzing statistics generated by market activity, such as past prices and volume. Technical analysis uses charts and other tools to identify patterns that can suggest future activity of a security. The use of charts and patterns to forecast future market activity is a different approach than a fundamental analysis of a security, which seeks to measure the intrinsic value of a security. The Adviser uses Technical Analysis as an important factor in determining whether to sell securities.

•Fundamental Analysis is a method of evaluating a security by attempting to measure the intrinsic value of a security, by examining economic, financial and other qualitative and quantitative factors. Fundamental analysis attempts to examine all of the factors that can affect the value of a security, including macroeconomic factors (like the overall economy and industry conditions) and factors specific to an individual security (such as the financial condition and management of a company).

Fundamental analysis is an essential factor in making decisions to buy a security, as the analysis can reveal weaknesses or limits in a technical analysis or a quantitative analysis of a security.

•Quantitative Analysis: The Adviser uses mathematic analytics and quantitative modeling of a security. The mathematical and statistical calculations include an analysis of Beta, standard deviation, Sharpe ratios, among others. A quantitative analysis is useful in providing another perspective on how to view the value of a security and, because the analysis is driven by quantitative calculations, the analysis removes the emotion from the decision-making process.

The Adviser believes that each approach provides useful information about the value, or likely future performance, of a security (or, a portfolio of securities). Rather than relying solely on one approach, the Adviser seeks to blend together the most useful information from each approach (depending on a particular security, or a specific portfolio of securities) into what the Adviser believes is a “Rational” approach to investment decision making.

8.	Comment: Please clarify whether the Adviser utilizes RiskPro Technology to choose individual securities and/or the Underlying Fund.

Response: The disclosure about RiskPro for each Fund has been revised. Below is the revised disclosure about RiskPro for the PFG American Funds Growth Strategy Fund.

Further, in managing the Fund’s level of investment risk, the Adviser utilizes RiskPro®, a software technology developed by ProTools, LLC, an affiliate of the Adviser. Based on proprietary algorithms, RiskPro® provides an estimate of the range of gain or loss of a portfolio of securities over a forward-looking rolling twelve-month period. The higher the RiskPro estimate, the greater the level of volatility that the Fund may experience over a twelve-month period. As a result, investors may select investments that are designed to be aligned with their level of comfort with investment risk. RiskPro’s algorithms® take into account, among other factors, the volatility of the portfolio over the prior twelve months; a comparison of the portfolio’s volatility over the prior twelve-month period, to the volatility of the S&P 500 Index; and the long-term volatility of the S&P 500 Index.

The Adviser utilizes RiskPro to manage the Fund’s volatility as a whole, and to assess the impact of the Fund’s investment in Underlying Funds. The Adviser does not, however, use RiskPro to identify specific Underlying Funds (or individual securities) in which to invest, on behalf of the Fund. For this Fund, there is no limit on the Fund's maximum annual volatility. As estimated by RiskPro®, the Fund’s total return, over a twelve-month period, can exceed a loss or gain of more than 30%. The Fund is designed for investors that are willing to endure an amount of investment risk comparable to, or greater than, the volatility of the S&P 500, as the Fund’s returns can range from a loss in excess of 30% to a gain in excess of 30%. Depending on market conditions, the Fund’s potential gain or loss, as estimated by RiskPro®, may be below 30% from time to time.

9.	Comment: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure.”

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

10.	Comment: Please revise the principal investment risk summary to provide a better explanation of the Fund’s direct and indirect risks. Please clarify whether any of the direct or indirect risks of the Underlying Fund would constitute a principal risk of the Fund.

Response: The Registrant has made the requested revisions.

11.	Comment: Please revise the Purchase and Sale of Fund Shares and Tax Information sections ensuring that they are consistent across all of the Funds or supplementally explain the differences between the Funds’ share classes.

Response: Please find the revised disclosures below, which are consistent across all of the Funds:

Purchase and Sale of Fund Shares: Fund shares are available for purchase by all investors, though it is anticipated that most investors will purchase Fund shares through retirement programs, such as (i) pensions or other employee benefit plans (ii) tax-qualified retirement plans (including KEOGH plans) (iii) individual retirement accounts (collectively, “Retirement Investors”). Further, Retirement Investors, as well as all other investors, may only purchase Fund shares through broker/dealers, investment advisers and other financial advisers (“Financial Intermediaries”). There is no minimum initial investment amount or minimum subsequent investment amount. Fund shares may be purchased and redeemed on any day that the New York Stock Exchange is open for trading. Redemption requests may be made in writing, by telephone, or through a Financial Intermediary, and will be paid by ACH, check or wire transfer.

Tax Information: For Retirement Investors, dividends and capital gain distributions received from the Fund, whether reinvested in additional Fund shares or received in cash, are typically not taxable at the time of receipt. However, these dividend and capital gain distributions may be taxable upon their eventual withdrawal by Retirement Investors from tax-deferred plans.

PFG American Funds Conservative Income Strategy

12.	Comment: Please provide additional disclosure about the Fund’s allocation in the underlying fund and the assets that the underlying fund invests.

Response: The disclosure has been revised (added text is underlined and deleted text is struck):

The Fund seeks to achieve its investment objective by investing at least 80% of its net assets, plus any amounts for borrowing, in shares of mutual funds that are managed by Capital Research and Management (“Capital Research”), under normal circumstances ~~that are part of the American Funds® complex of mutual funds~~ (“American Underlying Funds”).

In selecting American Underlying Funds to purchase or sell, on behalf of the Fund, Pacific Financial Group, LLC (the “Adviser”) utilizes Information provided by Capital Research ~~and Management Company (“Capital Research”), the investment adviser to the American Funds~~. The information provided includes data and analysis about the American Underlying Funds and the methodology used in selecting securities for the American Underlying Funds.

The Fund seeks to provide current income, while maintaining limited price volatility. Under normal market circumstances, the Fund invests more than half of its assets in American Underlying Funds that invest solely in fixed income securities. The fixed income securities generally consist of investment-grade bonds or bonds of intermediate or short maturities. The Fund considers bonds to be investment-grade if they are rated Baa3 or higher by Moody’s Investors Service or equivalently by another nationally recognized statistical rating organization, at the time of investment.

The balance of Fund assets will typically be invested in American Underlying Funds that utilize an asset allocation approach to investing, with a focus on investing in equity securities that pay dividends and in investment grade bonds. ~~that are part of the American Funds® complex of mutual funds (“American Underlying Funds”).~~

~~The Fund seeks to provide current income, while seeking to maintain limited price volatility, by investing in American Underlying Funds that invest primarily in investment-grade bonds and dividend-paying equity securities of U.S. and foreign issuers, without regard to style or sector exposure. The Fund considers bonds to be investment-grade if they are rated Baa3 or higher by Moody’s Investors Service or equivalently by another nationally recognized statistical rating organization, at the time of investment.~~

13.	Comment: Please reconcile the disclosure “The Fund … without regard to style or sector exposure.” with the Fund’s Sector Risk disclosure that states, “The Fund may focus its investments in securities of a particular sector”.

Response: Please see our response to comment 5.

14.	Comment: With respect to the Adviser’s proprietary investment analysis, please disclose whether the Adviser utilizes its proprietary investment analysis to select individual securities and/or underlying funds.

Response: Please see our response to comment 6.

15.	Comment: With regard to the disclosure, “the Adviser seeks to integrate the optimal elements of each method into a “Rational” decision-making model.” – please revise to provide a plain-english definition and describe the optimal elements of each method.

Response: Please see the Registrant’s response to comment 7.

16.	Comment: Please clarify whether the Adviser utilizes RiskPro Technology to choose individual securities and/or the underlying fund.

Response: The disclosure about RiskPro for each Fund has been revised. Below is the revised disclosure about RiskPro for the PFG American Funds Conservative Income Strategy Fund.

Further, in managing the Fund’s level of investment risk, the Adviser utilizes RiskPro®, a software technology developed by ProTools, LLC, an affiliate of the Adviser. Based on proprietary algorithms, RiskPro® provides an estimate of the range of gain or loss of a portfolio of securities over a forward-looking rolling twelve-month period. The higher the RiskPro estimate, the greater the level of volatility that the Fund may experience over a twelve-month period. As a result, investors may select investments that are designed to be aligned with their level of comfort with investment risk. RiskPro’s algorithms® take into account, among other factors, the volatility of the portfolio over the prior twelve months; a comparison of the portfolio’s volatility over the prior twelve-month period, to the volatility of the S&P 500 Index; and the long-term volatility of the S&P 500 Index.

The Adviser utilizes RiskPro to manage the Fund’s volatility as a whole, and to assess the impact of the Fund’s investment in Underlying Funds. The Adviser does not, however, use RiskPro to identify specific Underlying Funds (or individual securities) in which to invest, on behalf of the Fund. For this Fund, there is no limit on the Fund's maximum annual volatility. For this Fund, the Adviser’s goal is to limit the Fund’s maximum range of total returns, over a twelve month period, to a gain or a loss of less than 15%. The Fund is designed for investors that are not willing to endure an amount of investment risk comparable to, or greater than, the volatility of the S&P 500.

17.	Comment: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure.”

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

18.	Comment: Please revise the principal investment risk summary to provide a better explanation of the Fund’s direct and indirect risks. Please clarify whether any of the direct or indirect risks of the Underlying Fund would constitute a principal risk of the Fund.

Response: The Registrant has made the requested revisions.

19.	Comment: Please revise the Purchase and Sale of Fund Shares and Tax Information sections ensuring that they are consistent across all of the Funds or supplementally explain the differences between the Funds’ share classes.

Response: Please find the revised disclosures below, which are consistent across all of the Funds:

Purchase and Sale of Fund Shares: Fund shares are available for purchase by all investors, though it is anticipated that most investors will purchase Fund shares through retirement programs, such as (i) pensions or other employee benefit plans (ii) tax-qualified retirement plans (including KEOGH plans) (iii) individual retirement accounts (collectively, “Retirement Investors”). Further, Retirement Investors, as well as all other investors, may only purchase Fund shares through broker/dealers, investment advisers and other financial advisers (“Financial Intermediaries”). There is no minimum initial investment amount or minimum subsequent investment amount. Fund shares may be purchased and redeemed on any day that the New York Stock Exchange is open for trading. Redemption requests may be made in writing, by telephone, or through a Financial Intermediary, and will be paid by ACH, check or wire transfer.

Tax Information: For Retirement Investors, dividends and capital gain distributions received from the Fund, whether reinvested in additional Fund shares or received in cash, are typically not taxable at the time of receipt. However, these dividend and capital gain distributions may be taxable upon their eventual withdrawal by Retirement Investors from tax-deferred plans.

20.	Comment: The Staff notes that the Fund considers bonds investment grade if they are rated Baa3 or higher by Moody’s Investor Service or by another nationally recognized statistical rating organization, at the time of investment. Under normal market conditions, Baa3 bonds have adequate financial capacity to meet their obligations however during stressed market conditions, an obligor may not be able to make payments of interest and principal. Considering current financial markets, does the Fund still intend to hold Baa3 bonds and if yes, please explain supplementally why the holding of Baa3 bonds is in line with the Fund’s Conservative Income name.

Response: The Adviser expects that there will be minimal exposure to Baa3-rated bonds as a result of the Fund’s investment in Underlying Funds. Such Underlying Funds themselves have only had minimal amounts, as a percentage of the Underlying Fund’s assets, invested in such bonds. Accordingly, the Registrant does not believe such minimal exposure is inconsistent with the Fund’s name.

21.	Comment: With regard to the Fund’s Fixed Income Securities Risk Disclosure – please consider removing or revising the following disclosure – “Recently, interest rates have been historically low. Current conditions may result in a rise in interest rates, which in turn may result in a decline in the value of the fixed income investments held by the Fund.”

Response: The Registrant has revised the disclosure.

“Over the past few years, interest rates have been historically low. Current conditions may result in a rise in interest rates, which in turn may result in a decline in the value of the fixed income investments held by the Fund.”

PFG BR Equity ETF Strategy

22.	Comment: Please provide additional disclosure about the Fund’s allocation in the underlying fund and the assets that the underlying fund invests.

Response: The disclosure has been revised (added text is underlined and deleted text is struck):

The Fund seeks to achieve its investment objective by investing at least 80% of its net assets, plus any amounts of borrowing, in the shares of exchange-traded funds (“ETFs”) that are part of the iShares® complex of ETFs managed by BlackRock Fund Advisors, LLC (“BlackRock”), under normal market circumstances, (“BlackRock Underlying Funds”). In addition, the Fund intends to invest at least 80% of its net assets, plus any amounts of borrowing, in BlackRock Underlying Funds that invest primarily in equity securities. The Fund defines equity securities as BlackRock Underlying Funds that invest primarily in stocks. Equity investments will include U.S. equity securities, foreign equity securities and emerging market equity securities. The Fund considers emerging market countries to be those represented in the MSCI Emerging Markets Index.

Further, the Fund intends to focus its investments in BlackRock Underlying Funds that emphasize Environmental, Social and Governance (ESG) factors in selecting equity securities. Increasingly, company valuations have become dependent on intangible assets. ESG metrics provide a perspective on certain of these intangible assets, such as brand value and reputation, by measuring decisions taken by company management that impact operational efficiency and future strategic decisions.

In selecting BlackRock Underlying Funds to purchase or sell, on behalf of the Fund, Pacific Financial Group, LLC (the “Adviser”), utilizes research services provided by BlackRock ~~Fund Advisors, the investment adviser to the iShares complex of ETFs~~. The ~~research~~ information provided includes data and analysis about the BlackRock Underlying Funds ~~and information and analysis about iShares ETFs~~ and the methodology used in selecting securities for ~~iShares ETFs~~ the BlackRock Underlying Funds.

23.	Comment: Please reconcile the disclosure “The Fund … without regard to style or sector exposure.” with the Fund’s Sector Risk disclosure that states, “The Fund may focus its investments in securities of a particular sector”.

Response: Please see our response to comment 5.

24.	Comment: With respect to the Adviser’s proprietary investment analysis, please disclose whether the Adviser utilizes its proprietary investment analysis to select individual securities and/or underlying funds.

Response: Please see our response to comment 6.

25.	Comment: With regard to the disclosure, “the Adviser seeks to integrate the optimal elements of each method into a “Rational” decision-making model.” – please revise to provide a plain-english definition and describe the optimal elements of each method.

Response: Please see the Registrant’s response to comment 7.

26.	Comment: Please clarify whether the Adviser utilizes RiskPro Technology to choose individual securities and/or the underlying fund.

Response: The Registrant has revised the existing disclosure.

Further, in managing the Fund’s level of investment risk, the Adviser utilizes RiskPro®, a software technology developed by ProTools, LLC, an affiliate of the Adviser. Based on proprietary algorithms, RiskPro® provides an estimate of the range of gain or loss of a portfolio of securities over a forward-looking rolling twelve-month period. The higher the RiskPro estimate, the greater the level of volatility that the Fund may experience over a twelve-month period. As a result, investors may select investments that are designed to be aligned with their level of comfort with investment risk. RiskPro’s algorithms® take into account, among other factors, the volatility of the portfolio over the prior twelve months; a comparison of the portfolio’s volatility over the prior twelve-month period, to the volatility of the S&P 500 Index; and the long-term volatility of the S&P 500 Index.

The Adviser utilizes RiskPro to manage the Fund’s volatility as a whole, and to assess the impact of the Fund’s investment in Underlying Funds. The Adviser does not, however, use RiskPro to identify specific Underlying Funds (or individual securities) in which to invest, on behalf of the Fund. For this Fund, there is no limit on the Fund's maximum annual volatility. As estimated by RiskPro®, the Fund’s total return, over a twelve-month period, can exceed a loss or gain of more than 30%. The Fund is designed for investors that are willing to endure an amount of investment risk comparable to, or greater than, the volatility of the S&P 500, as the Fund’s returns can range from a loss in excess of 30% to a gain in excess of 30%. Depending on market conditions, the Fund’s potential gain or loss, as estimated by RiskPro®, may be below 30% from time to time.

27.	Comment: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure.”

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

28.	Comment: Please disclose within the Fund’s Principal Investment Risks, that an active trading market where shares of the Underlying ETF may not develop or be maintained, please also note, that in times of market stress, market makers or authorized participants may step away from their respective roles in a market and that this could in turn, could lead to variances between the market price of the Underlying ETF’s shares and the underlying value of those shares.

Response: The Registrant has added the following disclosure:

Trading Issues. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable, such as extraordinary market volatility. There can be no assurance that Shares will continue to meet the listing requirements of the Exchange. An active trading market for the BlackRock Underlying Funds’ shares may not be developed or maintained. If the BlackRock Underlying Funds’ shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the BlackRock Underlying Funds’ shares. To the extent that those authorized participants exit the business or are unable to process creation or redemption orders and no other authorized participants are able to step forward to do so, there may be a significantly diminished trading market for the BlackRock Underlying Funds’ shares. This could lead to differences between market price and underlying value of shares.

29.	Comment: Please confirm whether securities underlying the Underlying ETF are traded outside of a collateralized settlement system. If so, please disclose the risk that there are a limited number of financial institutions that may act as authorized participants that post collateral for trades on an agency basis, i.e., on behalf of other market participants. Please also disclose that to the extent that those authorized participants exit the business or are unable to process creation or redemption orders and no other authorized participants are able to step forward to do so, there may be a significantly diminished trading market for the Underlying ETF’s shares. In addition, please note that this could in turn, lead to differences between the market price of the Underlying ETF’s shares and the underlying value of those shares.

Response: Please see the Registrant’s response to Comment 28.

30.	Comment: Please disclose that where a portion of the Underlying ETF’s holdings trade in markets that are closed and the Exchange is open, the value of those holdings may change from the closing price during the ETF trading day. Please note that this in turn could lead to differences in market price of Fund Shares and the underlying value of those Shares

Response: The Registrant has added the following disclosure:

Market Price Variance Risk. When all or a portion of an BlackRock Underlying Funds’ underlying securities trade in a market that is closed when the market for the BlackRock Underlying Funds’ shares is open, there may be changes from the last quote of the closed market and the quote from the BlackRock Underlying Funds’ domestic trading day, which could lead to differences between the market value of the BlackRock Underlying Funds’ shares and the BlackRock Underlying Funds’ net asset value.

31.	Comment: Please specifically disclose that in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the market for the portfolio’s underlying holdings. Please also note that this adverse effect on liquidity for the ETF’s shares, in turn, could lead to differences between the market price in the ETF’s shares and the underlying value of those shares.

Response: The Registrant has added the following disclosure:

Liquidity Risk. In stressed market conditions, the market for the BlackRock Underlying Funds’ shares may become less liquid in response to deteriorating liquidity in the market for the Fund’s underlying holdings. This adverse effect on the liquidity of the BlackRock Underlying Funds’ shares may, in turn, lead to differences between the market value of the BlackRock Underlying Funds’ shares and the BlackRock Underlying Funds’ net asset value.

32.	Comment: Please disclose that purchases and redemptions of creation units primarily in cash rather than in-kind redemptions may cause the Underlying ETF to incur brokerage costs or taxable gains or losses that may not have occurred had the redemptions occurred in-kind. Please disclose that these costs could be imposed on the Underlying ETF and may decrease the net asset value of the Underlying ETF to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Registrant has added the following disclosure:

Cash Transaction Risk. Purchases and redemptions of creation units that are made primarily with cash, rather than through in-kind delivery of portfolio securities may cause the BlackRock Underlying Funds to incur additional costs including brokerage costs and taxable capital gains or losses that the BlackRock Underlying Funds may not have incurred if the Underlying ETF had made redemptions in-kind.

PFG Sector Equity Business Cycle Strategy

33.	Comment: Please provide additional disclosure about the Fund’s allocation in the Underlying Fund and the assets that the underlying fund invests. Please note that all material information must be included in all 485(a) filings and the Staff may decline to review filings that are materially incomplete.

Response: The disclosure has been replaced with the following:

The Fund seeks to achieve its investment objective by investing at least 80% of its net assets, plus any amounts of borrowing, in mutual funds and exchange traded funds (“Underlying Funds”) that invest primarily in U.S. equity securities of varying market capitalizations, under normal market circumstances. The Fund defines equity securities as stocks and Underlying Funds that invest primarily in stocks.

In pursuing its investment objective, the Fund intends to invest primarily in mutual funds and exchange-traded funds that are part of the Fidelity Investments complex of funds (“Fidelity Underlying Funds”). The Fund’s investment adviser, Pacific Financial Group, LLC (the “Adviser”), shall be solely responsible for selecting Fidelity Underlying Funds and for deciding when to purchase or sell any specific Fidelity Underlying Fund. The Adviser also intends to invest in mutual funds and exchange-traded funds that are managed by other investment advisers (“Other Underlying Funds”).

To achieve the Fund’s objective, the Adviser intends to focus on changes in the business cycle, or shifts in the economy, over an intermediate period of time. Based on the Adviser’s assessment of the different stages of a business cycle, the Adviser will select Fidelity Underlying Funds and Other Underlying Funds that focus on business sectors that have historically performed well, during a specific stage of a business cycle. The Adviser intends to invest in Fidelity Underlying Funds and Other Underlying Funds that include actively managed funds and passive funds (including index funds and exchange traded funds).

34.	Comment: Please clarify the disclosure – “The Fund seeks to achieve its investment objective … in mutual funds and exchange traded funds (“ETFs”) that are part of the [ ] complex of funds managed by [ ] (“Underlying Funds”) that invest primarily in U.S. equity securities of varying market capitalizations (“Underlying Funds”)” by removing the additional reference to “Underlying Funds”.

Response: Please see the Registrant’s response to comment 33.

Response: The Registrant has revised to the existing disclosure to include:

Further, in managing the Fund’s level of investment risk, the Adviser utilizes RiskPro®, a software technology developed by ProTools, LLC, an affiliate of the Adviser. Based on proprietary algorithms, RiskPro® provides an estimate of the range of gain or loss of a portfolio of securities over a forward-looking rolling twelve-month period. The higher the RiskPro estimate, the greater the level of volatility that the Fund may experience over a twelve-month period. As a result, investors may select investments that are designed to be aligned with their level of comfort with investment risk. RiskPro’s algorithms® take into account, among other factors, the volatility of the portfolio over the prior twelve months; a comparison of the portfolio’s volatility over the prior twelve-month period, to the volatility of the S&P 500 Index; and the long-term volatility of the S&P 500 Index.

The Adviser utilizes RiskPro to manage the Fund’s volatility as a whole, and to assess the impact of the Fund’s investment in Underlying Funds. The Adviser does not, however, use RiskPro to identify specific Underlying Funds (or individual securities) in which to invest, on behalf of the Fund. For this Fund, there is no limit on the Fund's maximum annual volatility. As estimated by RiskPro®, the Fund’s total return, over a twelve-month period, can exceed a loss or gain of more than 30%. The Fund is designed for investors that are willing to endure an amount of investment risk comparable to, or greater than, the volatility of the S&P 500, as the Fund’s returns can range from a loss in excess of 30% to a gain in excess of 30%. Depending on market conditions, the Fund’s potential gain or loss, as estimated by RiskPro®, may be below 30% from time to time.

39.	Comment. The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure.”

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

PFG Equity Index Focused Strategy

40.	Comment: Please provide additional disclosure about the Fund’s allocation in the underlying fund and the assets that the underlying fund invests. Please note that if the Fund is a considered a three tier funds of funds, please provide additional disclosure about the Underlying Fund’s investments in other underlying funds. Please note that all material information must be included in all 485(a) filings and the Staff may decline to review filings that are materially incomplete.

Response: The Registrant notes that the Fund is not considered a three tier funds of funds because it invests in Underlying Funds that invest in equity securities. The disclosure has been revised:

The Fund seeks to achieve its investment objective by investing at least 80% of its net assets, plus any amounts of borrowing, in exchange traded funds (“Underlying Funds”) that invest primarily in U.S. equity securities of varying market capitalizations, under normal market circumstances. The Fund defines equity securities as stocks and Underlying Funds that invest primarily in stocks.

In addition, the Fund intends to invest primarily in exchange-traded funds that are part of the Fidelity Investments complex of funds (“Fidelity Underlying Funds”). The Fund’s investment adviser, Pacific Financial Group, LLC (the “Adviser”), shall be solely responsible for selecting Fidelity Underlying Funds and for deciding when to purchase or sell any specific Fidelity Underlying Fund. The Adviser also intends to invest in exchange-traded funds that are managed by other investment advisers (“Other Underlying Funds”).

To achieve the Fund’s objective, the Adviser intends to focus on Fidelity Underlying Funds and Other Underlying Funds that invest in equity indices that the Adviser believes will produce enhanced risk-adjusted returns, in light of market circumstances. The Adviser intends to invest in Fidelity Underlying Funds and Other Underlying Funds that are passively managed and that are designed to track a specific equity index. Equity indices will include those that are focused on specific market capitalizations, specific investment styles (for example, growth or value), or limits on expected volatility. There are no restrictions on the type of equity index that the Advisor may choose to invest in.

41.	Comment: The Staff notes that the Fund may invest in mid-capitalization stocks. Please provide the corresponding risk disclosure for the Fund’s investments in mid-capitalization stocks.

Response: The following disclosure have been added:

Medium Capitalization Stock Risk. The Fund’s investments in the Underlying Funds may expose the Fund to the risks of investing in medium capitalization companies. The earnings and prospects of medium sized companies are more volatile than larger companies and may experience higher failure rates than larger companies. Medium sized companies normally have a lower trading volume than larger companies, which may tend to make their market price fall more disproportionately than larger companies in response to selling pressures and may have limited markets, product lines, or financial resources and lack management experience.

42.	Comment: Please revise the Fund’s principal investment strategy to include investments in Fixed Income Securities or delete the corresponding risk disclosure.

Response: The Registrant has deleted the Fixed Income Securities risk disclosure.

43.	Comment: Please revise the Fund’s principal investment strategy to include investments in certain sectors or delete the corresponding risk disclosure.

Response: Please see the Registrant’s response to comment 5.

44.	Comment: With respect to the Adviser’s proprietary investment analysis, please disclose whether the Adviser utilizes its proprietary investment analysis to select individual securities and/or underlying funds.

Response: Please see our response to comment 6.

45.	Comment: With regard to the disclosure, “the Adviser seeks to integrate the optimal elements of each method into a “Rational” decision-making model.” – please revise to provide a plain-english definition and describe the optimal elements of each method.

Response: Please see the Registrant’s response to comment 7.

46.	Comment: Please clarify whether the Adviser utilizes RiskPro Technology to choose individual securities and/or the underlying fund.

Response: The disclosure about RiskPro for each Fund has been revised. Below is the revised disclosure about RiskPro for the PFG Equity Index Focused Strategy Fund.

Further, in managing the Fund’s level of investment risk, the Adviser utilizes RiskPro®, a software technology developed by ProTools, LLC, an affiliate of the Adviser. Based on proprietary algorithms, RiskPro® provides an estimate of the range of gain or loss of a portfolio of securities over a forward-looking rolling twelve-month period. The higher the RiskPro estimate, the greater the level of volatility that the Fund may experience over a twelve-month period. As a result, investors may select investments that are designed to be aligned with their level of comfort with investment risk. RiskPro’s algorithms® take into account, among other factors, the volatility of the portfolio over the prior twelve months; a comparison of the portfolio’s volatility over the prior twelve-month period, to the volatility of the S&P 500 Index; and the long-term volatility of the S&P 500 Index.

The Adviser utilizes RiskPro to manage the Fund’s volatility as a whole, and to assess the impact of the Fund’s investment in Underlying Funds. The Adviser does not, however, use RiskPro to identify specific Underlying Funds (or individual securities) in which to invest, on behalf of the Fund. For this Fund, there is no limit on the Fund's maximum annual volatility. As estimated by RiskPro®, the Fund’s total return, over a twelve-month period, can exceed a loss or gain of more than 30%. The Fund is designed for investors that are willing to endure an amount of investment risk comparable to, or greater than, the volatility of the S&P 500, as the Fund’s returns can range from a loss in excess of 30% to a gain in excess of 30%. Depending on market conditions, the Fund’s potential gain or loss, as estimated by RiskPro®, may be below 30% from time to time.

47.	Comment: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure.”

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

PFG Tactical Income Strategy

48.	Comment: Please provide additional disclosure about the Fund’s allocation in the underlying fund and the assets that the underlying fund invests.

Response: The disclosure has been revised (added text is underlined and deleted text is struck):

The Fund seeks to achieve its investment objective by primarily investing in the shares of exchange traded funds and open-end investment companies (“Underlying Funds”) with each Underlying Fund ~~that invest~~ investing primarily in, or are otherwise exposed to, domestic and foreign fixed income securities. Fixed income securities may be of any maturity or credit rating, including high-yield bonds (also known as “junk bonds”).

The Fund defines high-yield fixed income securities as corporate bonds or other bonds or debt instruments that are generally rated lower than Baa3 by Moody’s Investors Service, Inc. (“Moody’s”).

The Adviser intends to take a tactical approach to managing the Fund. If the Adviser believes that the market conditions are unfavorable for having investment exposure to fixed income securities, the Adviser may allocate the Fund’s assets into money market funds or other cash equivalents. During such unfavorable market conditions, the Fund may invest up to 100% of its net assets in money market funds or other cash equivalents.

49.	Comment: Please revise the Fund’s principal investment strategy to include investments in certain sectors or delete the corresponding risk disclosure.

Response: Please see the Registrant’s response to comment 5.

50.	Comment: With respect to the Adviser’s proprietary investment analysis, please disclose whether the Adviser utilizes its proprietary investment analysis to select individual securities and/or underlying funds.

Response: Please see our response to comment 6.

51.	Comment: With regard to the disclosure, “the Adviser seeks to integrate the optimal elements of each method into a “Rational” decision-making model.” – please revise to provide a plain-english definition and describe the optimal elements of each method.

Response: Please see the Registrant’s response to comment 7.

52.	Comment: Please clarify whether the Adviser utilizes RiskPro Technology to choose individual securities and/or the underlying fund.

Response: The Registrant has revised the existing disclosure to include:

Further, in managing the Fund’s level of investment risk, the Adviser utilizes RiskPro®, a software technology developed by ProTools, LLC, an affiliate of the Adviser. Based on proprietary algorithms, RiskPro® provides an estimate of the range of gain or loss of a portfolio of securities over a forward-looking rolling twelve-month period. The higher the RiskPro estimate, the greater the level of volatility that the Fund may experience over a twelve-month period. As a result, investors may select investments that are designed to be aligned with their level of comfort with investment risk. RiskPro’s algorithms® take into account, among other factors, the volatility of the portfolio over the prior twelve months; a comparison of the portfolio’s volatility over the prior twelve-month period, to the volatility of the S&P 500 Index; and the long-term volatility of the S&P 500 Index.

The Adviser utilizes RiskPro to manage the Fund’s volatility as a whole, and to assess the impact of the Fund’s investment in Underlying Funds. The Adviser does not, however, use RiskPro to identify specific Underlying Funds (or individual securities) in which to invest, on behalf of the Fund. For this Fund, there is no limit on the Fund's maximum annual volatility. For this Fund, the Adviser’s goal is to limit the Fund's maximum range of total returns, over a twelve month period, to a gain or loss of less than 20%. The Fund is designed for investors that are not willing to endure an amount of investment risk comparable to, or greater than, the volatility of the S&P 500.

53.	Comment. The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure.”

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Additional Information About Principal Investment Strategies and Related Risks

54.	Comment: Please revise the existing disclosure to include information about each Fund’s fund of fund structure and each Fund’s underlying fund.

Response: The following disclosure has been added:

Each Fund is structured as a fund of funds, meaning that that each Fund invests its assets in other registered investment companies, such as mutual funds or exchange-traded funds.

55.	Comment: Please revise the disclosure by including the contact information where a shareholder can contact to receive a copy of the Funds’ prospectus free of charge.

Response: The following disclosures has been added:

Shareholders may call 1-888-451-TPFG to request a copy of the Funds’ prospectus free of charge.

Cybersecurity

56.	Comment: Please revise the Funds’ prospectus to include a Cybersecurity risk disclosure.

Response: The following disclosure has been added:

Cybersecurity: The computer systems, networks and devices used by the Funds and their service providers to carry out routine business operations employ a variety of protections designed to prevent damage or interruption from computer viruses, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches. Despite the various protections utilized by the Funds and their service providers, systems, networks, or devices potentially can be breached. The Funds and their shareholders could be negatively impacted as a result of a cybersecurity breach.

Cybersecurity breaches can include unauthorized access to systems, networks, or devices; infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. Cybersecurity breaches may cause disruptions and impact the Funds’ business operations, potentially resulting in financial losses; interference with the Funds’ ability to calculate their NAV; impediments to trading; the inability of the Funds, the adviser, and other service providers to transact business; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs; as well as the inadvertent release of confidential information.

Similar adverse consequences could result from cybersecurity breaches affecting issuers of securities in which the Funds invest; counterparties with which the Funds engages in transactions; governmental and other regulatory authorities; exchange and other financial market operators, banks, brokers, dealers, insurance companies, and other financial institutions (including financial intermediaries and service providers for the Funds’ shareholders); and other parties. In addition, substantial costs may be incurred by these entities in order to prevent any cybersecurity breaches in the future.

Temporary Investments

57.	Comment: Please clarify the disclosure “Each Fund may also invest a substantial portion of its assets in such instruments …” by stating the types of instruments that each Fund may invest in.

Response: The Registrant has revised the disclosure (added text is underlined and deleted text is struck):

Each Fund may also invest a substantial portion of its assets in ~~such instruments~~ shares of money market mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements, at any time to maintain liquidity or pending selection of investments in accordance with its policies.

Portfolio Managers

58.	Comment: Please disclose that each Portfolio Manager is jointly and primarily responsible for each of the Funds.

Response: The Registrant has added the following disclosure:

Each Portfolio Manager is jointly and primarily responsible for the day to day management of the Funds.

Statement of Additional Information

59.	Comment: With respect to the Funds’ investments in Foreign Securities, please consider whether the expected transition from LIBOR is a principal risk of the Funds. If not, please explain supplementally. If it is, please consider adding disclosure regarding the consequences of the transition for instruments that are based on LIBOR and do not have a fallback reference rate, including among others, liquidity, and how the transition could impact the value of instruments that reference LIBOR.

Response: The Registrant has added the following disclosure:

The Funds may have exposure to LIBOR-linked investments and anticipates that LIBOR will be phased out by the end of 2021. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is significant uncertainty regarding the effectiveness of any such alternative methodologies and potential for short-term and long-term market instability. Because of the uncertainty regarding the nature of any replacement rate, the Funds cannot reasonably estimate the impact of the anticipated transition away from LIBOR at this time. If the LIBOR replacement rate is lower than market expectations, there could be an adverse impact on the value of preferred and debt securities with floating or fixed-to-floating rate coupons.

60.	Comment: The Staff notes that the Fund’s statement of additional information includes disclosure regarding the Fund’s investments in foreign debt. Please disclose whether the Fund’s investments in foreign debt obligations result in Brexit being a principal investment risk of the Fund. If so please disclose that fact in the discussion of its principal investment strategies and also disclose the principal investment risks associated with those investments. If not, please confirm supplementally that risks related to Brexit are not principal risks of the Fund

Response: The risks related to Brexit are not principal risks of the Funds.

61.	Comment: Please revise the disclosure “The Trust, on behalf of the Funds in the Trust advised by the Adviser, has obtained an exemptive order from the SEC that permits each of the Funds to exceed the 3% Limitation, subject to certain conditions.” by affirming the exemptive relief applies to the

Funds’ investments in underlying Funds, underlying ETFs, and provides exemptive relief for three tier fund of funds structure.

Response: The Registrant confirms that the exemptive relief order pertains to the Funds’ investments in other mutual funds and ETFs. As clarified in this response letter, the Funds do not intend to utilize a three tier structure.

Investment Restrictions

62.	Comment: If applicable, please add the following disclosure to the “Margin Purchases” non-fundamental policy (note that this disclosure appears in other filings made by the Registrant):

It should be noted that the Fund will from time to time invest in some Underlying Funds which are in effect leveraged, meaning that the values of those investments will fluctuate, for example, twice as fast as an underlying index or asset class – such leverage involving the same kind of risk as investing on margin, but without the interest cost.

Response: The disclosure has been added.

63.	Comment: With regard to the disclosure “Shareholders of the Fund will be provided with at least 60 days’ prior notice of any change in a Fund’s policy.” – please clarify that the Funds have adopted non-fundamental policies to invest at least 80% of their assets in Underlying Funds and that the non-fundamental policies may be changed without shareholder vote.

Response: The following disclosure has been added:

Certain Funds have adopted non-fundamental policies to invest at least 80% of their assets into Underlying Funds. Shareholders of these Funds will be provided with at least 60 days’ prior notice of any change ~~in~~ to a Fund’s non-fundamental policy.

Officer Table

64.	Comment: With regard to the disclosure “**As of [ ], the Trust was comprised of [ ] active portfolios managed by unaffiliated investment advisers. The term “Fund Complex” refers to all of the funds in the Trust. The PFG Funds do not hold themselves out as related to any other series within the Trust that is not advised by the Fund’s Adviser.” – please clarify whether disclosure refers to PFG Funds or all of the funds in the Trust.

Response: The term Fund Complex refers to all of the funds in the Trust advised by the Adviser. The Registrant will revise the statement of information, accordingly.

Trustee Compensation

65.	Comment: Please revise the Trustee Compensation table to reflect the most recent fiscal/calendar year.

Response: The Registrant will revise the Trustee Compensation table prior to the effectiveness of the Funds’ registration statement.

Part C

66.	Comment: Please acknowledge that filings made after April 1, 2020 will require exhibit hyperlinks and HTML files for investment companies.

Response: The Registrant acknowledges the new requirements.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser